David M. Vander Haar +1 612 766 8705 david.vanderhaar@FaegreBD.com	Faegre Baker Daniels LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis Minnesota 55402-3901 Phone +1 612 766 7000 Fax +1 612 766 1600

February 24, 2012

Amanda Ravitz	Delivered by EDGAR
Assistant Director	and Email
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Hutchinson Technology Incorporated

Registration Statement on Form S-1

Filed February 6, 2012

File No. 333-179384

Schedule TO-I

Filed February 6, 2012

File No. 005-37228

Dear Ms. Ravitz:

On behalf of Hutchinson Technology Incorporated (the “Company”), for which we are serving as counsel, we are submitting the following responses to the comments of the Staff as set forth in your letter to the Company dated February 17, 2012, regarding the Company’s Registration Statement on Form S-1 and Schedule TO-I, each filed on February 6, 2012. This letter should be read in conjunction with the accompanying Amendment No. 1 to the Registration Statement (the “Registration Statement Amendment”) and Amendment No. 1 to Schedule TO-I (the “Schedule TO Amendment”), each of which was filed by the Company on the date hereof with the Commission.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response in bold. In this letter, all page references, including those set forth in the Staff’s comments, have been updated to refer to the page numbers in the Registration Statement Amendment.

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General

1.	Comment: To the extent applicable to your disclosure in this Form S-1, please resolve comments on your Form 10-K issued today in a separate letter prior to requesting acceleration of the effective date of this registration statement.

Response: We have addressed the comments on the Company’s Form 10-K issued on February 17, 2012 in a separate letter.

2.	Comment: Please confirm that the offers will be open a full 20 business days in compliance with Rule14e-1(a) and Rule 13e-4(f)(i) even if the registration statement is not declared effective between now and March 6, 2012. Further, please confirm that, if necessary, you will amend your March 6, 2012 expiration date and include the revised expiration date in the final prospectus sent to security holders and filed pursuant to Rule 424.

Response: The offers will be open a full 20 business days in compliance with Rule 14e-1(a) and Rule 13e-4(f)(i) even if the registration statement is not declared effective between now and March 6, 2012. If necessary, the Company will amend its March 6, 2012 expiration date and include the revised expiration date in the final prospectus sent to security holders and filed pursuant to Rule 424.

3.	Comment: In certain filings related to this transaction, e.g., the 8-K filed on Form 425 on February 10, 2012, you refer to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This reference is inappropriate because the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 21E(b)(2) (C) of the Exchange Act. Please confirm that you will not make reference to the PSLRA or the safe harbor provisions in future press releases or other communications relating to the tender offers.

Response: The Company will not make reference to the Private Securities Litigation Reform Act of 1995 or its safe harbor provisions in future press releases or other communications relating to the tender offers.

4.	Comment: Tell us what consideration you have given to the applicability of Rule 13e-3 to the proposed transactions. We note in this regard that you are offering to purchase all of the Outstanding 3.25% Convertible Subordinated Notes and up to $26,666,000 of the Outstanding 8.5% Convertible Senior Notes. Please give us your well reasoned legal analysis of the applicability of Rule 13e-3.

Response: Pursuant to Rule 13e-3(a)(3): “[a] Rule 13e-3 transaction is any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) . . . which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) .. . . .” The effects described in paragraph (a)(3)(ii) are either (A) causing any class of equity securities which is subject to section 12(g) or section 15(d) of the Securities Exchange Act of 1934, as

Page 3	February 24, 2012

amended, to become eligible for termination or causing the reporting obligations with respect to such class to become eligible for termination of registration or (B) causing any class of equity security which is listed or authorized to be quoted to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system. The Outstanding 3.25% Notes and the Outstanding 8.50% Notes are each held of record by fewer than 300 holders and are not subject to section 12(g) or section 15(d). Neither the Outstanding 3.25% Notes nor the Outstanding 8.50% Notes are listed on any national securities exchange or included in any inter-dealer quotation system. The proposed transactions will also have no effect on the listing of the Company’s common stock. Therefore, the Company respectfully submits that Rule 13e-3 is not applicable to the proposed transactions.

Registration Statement on Form S-1

Cover Page

5.	Comment: Please revise your Schedule TO-I, the prospectus cover page and elsewhere in the prospectus as appropriate to clarify the maximum number of Outstanding 3.25% Notes and Outstanding 8.5% Notes you are seeking in your offer. See Item 1004(a)(1)(i) of Regulation M-A and Rule 14e-1(b).

Response: The Company is offering (i) to acquire all of its Outstanding 3.25% Notes in exchange for the New Notes, (ii) to purchase for cash up to $49,250,000 in aggregate principal amount of the Outstanding 3.25% Notes if the Rights Offering is fully subscribed, and (iii) to purchase up to $26,666,000 in aggregate principal amount of the Outstanding 8.50% Notes from any residual proceeds of the Rights Offering. The Company has revised the Schedule TO-I, the prospectus cover page and elsewhere in the prospectus as appropriate to clarify the maximum number of Outstanding 3.25% Notes and Outstanding 8.50% Notes it is seeking in the offers.

Registration Fee Table

6.	Comment: We note your disclosure on page 12 that certain holders of the outstanding 3.25% notes “have agreed to subscribe” for units in the rights offering. Please provide your analysis of how you are able to register this portion of the rights offering publicly, as it appears that you have already begun it privately.

Response:

Alternative 1

On further review of the support agreements executed by certain note holders, we have determined that the disclosure indicating that certain holders of the Outstanding 3.25% Notes “have agreed to subscribe” for units in the Rights Offering is imprecise, may be confusing and should be revised as described below. As discussed below, the Company believes it would be consistent with Rule 155(b) to register this portion of the Rights Offering publicly.

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Consistent with Rule 155(b)(1), no securities were “sold” privately. The support agreements specifically provide that the Company may not freely assign its rights and obligations to a third party without the prior written consent of the counterparty. In contrast, as a result of extensive negotiations, the prohibition on transfer does not apply to any of the note holders As a result of their ability to unilaterally assign their rights and privileges under the support agreements to third parties, the counterparties are able to avoid performance of their obligations. They are not fully at risk and have not made a truly binding investment decision with respect to the Rights Offering because they can exit their obligations by transferring them to a third party. In particular, a counterparty is entitled to sell the Outstanding 3.25% Notes that it owns to a third party so long as the third party agrees to be bound by the terms of the support agreement. That third party purchaser would then also have the ability to unilaterally assign its rights and privileges under the support agreement to another third party, and therefore would not be fully at risk and would not have made a truly binding investment decision with respect to the Rights Offering. Such transfers could continue until shortly prior to the expiration of the Tender/Exchange Offers, when the performance of the support agreement obligations become due. It is not until this time that any party has made a truly binding investment decision with respect to the Rights Offering.

As a result of the right to transfer, the counterparties have control of a material condition to their performance and are not irrevocably bound. Accordingly, for purposes of the Securities Act, we believe the existing support agreements do not constitute a “sale” and the transaction has not been completed. This view is consistent with an analogous situation described in Compliance and Disclosure Interpretation 139.17, which reads as follows:

Question 139.17

Question: If the investor is permitted to transfer its obligations under the equity line, will the transaction be “completed”?

Answer: No, because the investor is not irrevocably bound.

In this case, as in C&DI 139.17, the investor is permitted to transfer its obligations under its investment contract. In the case of the C&DI, the investment contract is the equity line. In this case, the investment contract is the counterparty’s support agreement. Consistent with C&DI 139.17, we believe that the transaction has not been completed.

Consistent with Rule 155(b)(2), the company terminated all offering activity and discontinued its negotiations with the support agreement counterparties well before the registration statement for the Tender/Exchange Offers and Rights Offering was filed. The support agreements were signed on or about January 12, 2012. After this time, the Company did not make any other offers or engage in any discussions regarding the support commitments.

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Consistent with Rule 155(b)(3), the Company has disclosed in the registration statement the amount of units offered in the Rights Offering that are subject to the support agreements. The Company has enhanced this disclosure in the Registration Statement Amendment and a form of the exchange support agreement and cash tender support agreement have been filed as exhibits to the Registration Statement Amendment.

Consistent with Rule 155(b)(4)(i), all of the support agreement counterparties are sophisticated accredited investors, and accordingly there is no 30-day period required between the termination of private offering activity and the filing of the registration statement on February 6, 2012. All of the support agreement counterparties have represented in the support agreements that they are accredited investors. The Company has confirmed that all of these counterparties are also qualified institutional buyers, with the possible exception of one entity (one of the Liberty Harbor/Goldman Sachs Investors (as defined below) may not itself be a qualified institutional buyer but is managed by a qualified institutional buyer).

As additional background, the Outstanding 3.25% Notes were issued in a transaction registered with the SEC pursuant to a registration statement on Form S-3 filed with the SEC on January 19, 2006 (Registration No. 333-131114) and therefore are not restricted securities. Because they are not restricted securities, they can generally be resold in garden variety open market or other resale transactions by non-affiliates. The Company may not have any knowledge of resale transactions and cannot stop them from happening, among other things because the Outstanding 3.25% Notes trade electronically through the book-entry facilities of The Depository Trust Company. Accordingly, any non-affiliated counterparty, whether before or after they signed their support agreement with the Company, could as a matter of right resell their Outstanding 3.25% Notes without the Company’s prior knowledge or consent. The Company has not received any notice that any counterparty is an affiliate of the Company or that any counterparty has assigned its obligations under its support agreement to a third party.

If Alternative 1 is acceptable, the Company would revise the disclosure as necessary to enhance the disclosure regarding the private offering activity prior to filing of the registration statement and to add a description of the fact that the support agreement counterparties are permitted to assign their obligations to third parties in connection with transfers of their Outstanding 3.25% Notes and therefore the support agreement counterparties are not in fact bound by the terms of the support agreements as described above for purposes of the Securities Act. In that case, consistent with Rule 155(b) for the reasons set forth above, the Company would permit the entities that are parties to the support agreements at the conclusion of the Tender/Exchange Offers to participate in the Rights Offering pursuant to the registration statement.

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If for any reason Alternative 1 is not satisfactory, we also offer the following alternate analysis.

Alternative 2

The Rights Offering is an integral part of the Tender/Exchange Offers. These three interrelated transactions, the Exchange Offer, the Tender Offers and the Rights Offering are all part of a single transaction designed to address a pressing business need of the Company. Because the Company lacks sufficient funds and alternatives to finance the Tender Offers, without the Rights Offering, the Tender Offers could not be made and would not have commenced. We respectfully submit that the legitimate business reasons recognized by the Division of Corporation Finance for permitting lock-up agreements (or agreements to tender) with note holders before the filing of a registration statement in C&DI 139.29 also apply to the Rights Offering aspect of the proposed transactions and the Staff should not object to the application of C&DI 139.29 to these related obligations with respect to the Rights Offering by the same sophisticated parties who are agreeing to support the Tender/Exchange Offers.

In expressing this view, we have considered the following analysis. The Outstanding 3.25% Notes are not widely held. At December 31, 2011, the top five holders of the Outstanding 3.25% Notes owned approximately 93% of the outstanding principal amount of such notes. The Company needs to restructure this debt and could have pursued a smaller number of privately negotiated transactions with these large holders on different terms and perhaps over a longer period of time, but believed that it was in the interest of all holders of the Outstanding 3.25% Notes to give them an equal opportunity to participate on the same terms in a single transaction. In fact, the ultimate structure of the proposed transactions was the result of the Company’s insistence in negotiations with the largest note holder executing a support agreement that all note holders be given the opportunity to participate in a single transaction on the same terms and at the same time.

Given the limited liquidity for the Outstanding 3.25% Notes, the Company also expected that a cash tender would be attractive to many note holders who might not be interested in participating in the Exchange Offer. The Company’s expectation proved to be correct in that only one of the four holders1 that have agreed to participate in the Tender/Exchange Offers agreed to participate exclusively in the Exchange Offer. However, given the concentration of ownership of the Outstanding 3.25% Notes and the Company’s need for financing to fund the Tender Offers, any offer to all holders would, as a practical matter, only be successful if significant holders were willing to participate in both the Exchange Offer and in the Rights Offering.

[1]	Including in the case of one holder, five affiliated entities that are treated as part of the same holder for this purpose.

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Given the Company’s financial circumstances and the substantial expense associated with these transactions, the Company could not afford to incur the expense of a structure which includes all note holders without support agreements from the holders of at least a majority of the Outstanding 3.25% Notes to participate in the transactions. As mentioned above, the Company has entered into support agreements with four parties holding the Outstanding 3.25% Notes. Their aggregate ownership represents approximately 82% of the aggregate principal amount of the Outstanding 3.25% Notes. Two holders have agreed to tender their notes for cash; one holder has agreed to tender its notes for a combination of cash and New Notes and subscribe for its pro rata share of the Units offered in the Rights Offering; and one holder (through five affiliated entities) has agreed to exchange its notes for New Notes and subscribe for its pro rata share of the Units offered in the Rights Offering. The agreements for the Rights Offering are only from two note holders (one through five affiliated entities) who also agreed in the same agreement to support the Exchange Offer. Each party executing a support agreement has executed substantially the same form of agreement to support the Exchange Offer or the same form of agreement to support the Outstanding 3.25% Notes Tender Offer, with differences in the parties and their participation levels. Copies of the forms of support agreements have been filed as exhibits to the Registration Statement Amendment.

The support agreements have been entered into with only sophisticated institutional investors who are accredited investors, most of which, as indicated earlier, are qualified institutional buyers; the persons signing the support agreements own less than 100% of the Outstanding 3.25% Notes; a tender offer is being made to all holders and all holders are being offered the same amount and form of consideration. Moreover, the support agreements are limited to the portion of the Rights Offering they would be entitled to receive upon the exchange of the Outstanding 3.25% Notes they have agreed to exchange and they will only receive Units in the Rights Offering if the Company completes the Exchange Offer. Most importantly, the two note holders signing support agreements have negotiated the relevant provision to read literally that they agree to subscribe in the Rights Offering. If they are precluded from participating in the Rights Offering and required to participate in a private placement, they would be able to take the position that they are no longer obligated to support the transactions due to a material change in the terms of the transactions. While the Company strenuously disagrees with that position and does not hereby admit or concede the point or make any admission against interest, the resulting uncertainty, even if the Company ultimately prevailed, and the related delay and expense could have a material adverse effect on the Company and all of the holders of its debt and equity securities. The support agreements expire April 1, 2012 at the latest.

We respectfully submit that the circumstances here, in the context of an exchange offer where the rights offering is an integral part of that offer, are consistent with the application of C&DI 139.29 to these support agreements and the legitimate business reasons recognized by the Staff in C&DI 139.29. The combined agreements facilitate a single transaction in which all holders of the Outstanding 3.25% Notes have an opportunity to participate on an equal basis, for which there are compelling business reasons and which, if not consummated, could have material adverse consequences for the Company and all the holders of its debt and equity securities.

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7.	Comment: We note that the amount of cash available for purchasing the Outstanding 8.5% Notes that are the subject of your offer will be determined only (i) after the amount of rights purchased in the Rights Offering is tabulated and (ii) after giving effect to purchases of an unspecified amount of 3.25% Notes tendered into the cash offer. These variables cannot be quantified until the expiration of the offer. Accordingly, it would appear that you cannot specify the amount of 8.5% Notes sought in the offer or the amount of consideration being offered to 8.5 % Note holders. Please provide your analysis of how the offer structure is consistent with the requirements of Item 4 of Schedule TO, Item 1004(a)(1)(i) and Item 1004(a)((1)(ii) of Regulation M-A and Rule 14e-1(b). We may have further comment.

Response: The Company is seeking to purchase up to $26,666,000 in aggregate principal amount of the Outstanding 8.50% Notes in the Outstanding 8.50% Notes Tender Offer. While the Company cannot at this date specify the amount of Outstanding 8.50% Notes that it will be able to purchase, the waterfall feature is not different in concept from (and less complex than) other waterfall features commonly used in tender offers. The note waterfall priority and the maximum amount that would be purchased are set out in the Registration Statement and the price for the Outstanding 8.50% Notes is fixed. Holders will know when they tender their notes the terms under which those notes will be purchased by the Company. These terms are straightforward, transparent and fully disclosed. If there are no Residual Rights Offering Proceeds, no Outstanding 8.50% Notes will be purchased and all Outstanding 8.50% Notes tendered will be promptly returned to the tendering note holders. If there are Residual Rights Offering Proceeds, the Company will promptly purchase tendered Outstanding 8.50% Notes to the extent of available proceeds. If there are insufficient proceeds to purchase all tendered Outstanding 8.50% Notes, the Company has spelled out the procedures that it will use for pro-ration. The Company respectfully submits that this pro-ration is not different in concept from the pro-ration that would occur in any tender offer for less than all outstanding securities (where tendering holders never are certain at the time of tender and prior to expiration of the offer of the amount of their securities that will be accepted in the offer). The Registration Statement Amendment describes the possibility of termination of the Tender Offer as to the Outstanding 8.50% Notes in the event the waterfall would operate in a manner as to prevent the purchase of the Outstanding 8.50% Notes. Accordingly, the Company believes the Outstanding 8.50% Notes Tender Offer complies with the Exchange Act and the rules thereunder, is consistent with their underlying regulatory policies and investor protection objectives and does not have the potential to be unfair or coercive to the holders of the Outstanding 8.50% Notes.

While the Company does not believe that tendering holders of Outstanding 8.50% Notes would view the waterfall results as material to their decision to tender given the structure of the offers, the Company acknowledges the Staff’s position that the completion of the Rights Offering may constitute the satisfaction of a financing condition which would be a material change requiring that the offer be kept open for five days (including by extending the Outstanding 8.50% Notes Tender Offer by up to five days if needed). Accordingly, the Company will, upon expiration of the Exchange Offer, Rights Offering and Outstanding 3.25% Notes Tender Offer, announce the amount of residual proceeds

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available to purchase Outstanding 8.50% Notes in the Outstanding 8.50% Notes Tender Offer, terminate the offer if there are no Residual Rights Offering Proceeds and, if there are Residual Rights Offering Proceeds, amend the offer to purchase and disseminate the amended offer to purchase and keep the offer to purchase open as necessary. In order to facilitate this, the Registration Statement Amendment provides for a separate expiration date for the Outstanding 8.50% Notes Tender Offer seven business days after the expiration of the Exchange Offer, Rights Offering and Outstanding 3.25% Notes Tender Offer. See also the Company’s response to comment 17 below.

Questions and Answers about the Offers, page iv

8.	Comment: We note that only holders of Outstanding 3.25% Notes who tender all or some of such Outstanding Notes in the Exchange Offer may participate in the Rights Offering. Please explain why you believe the exclusion of 3.25% Note holders who participate in the tender offer from the Rights Offering is consistent with Rule 13e-4(f)(8)(ii).

Response: Rule 13e-4(f)(8)(ii) provides that the consideration paid to any security holder for securities tendered in the tender offer must be the highest consideration paid to any other security holder for securities tendered in the tender offer. The Company has offered all holders of Outstanding 3.25% Notes the same rights to participate in the tender offer, and for the same consideration depending on whether the holder elects to tender for cash or exchange. Holders can either elect to tender their Outstanding 3.25% Notes for cash (which is at a premium over the trading prices for the Outstanding 3.25% Notes prior to the commencement of the Tender Offer) or they can elect to tender their Outstanding 3.25% Notes for New Notes. If they elect to tender for cash, they receive the same consideration as any other holder tendering for cash. If they elect to exchange for New Notes, they receive the same consideration as any other holder exchanging for New Notes. The Rights Offering does not involve consideration paid to any security holder. The Company, therefore, respectfully submits that the exclusion of the holders of Outstanding 3.25% Notes who elect to tender for cash is consistent with Rule 13e-4(f)(8)(ii).

9.	Comment: We note your disclosure that you have received commitments from certain holders of the Outstanding 3.25% Notes and the Outstanding 8.5% Notes to tender those securities into the offers. Please explain why these agreements are not in conflict with Rule 14e-5(a). Revise your disclosure to quantify the number of securities covered by the commitments, and file the relevant agreements as an exhibit to your Schedule TO.

Response: Rule 14e-5(a) prohibits a covered person from directly or indirectly purchasing or arranging to purchase any subject securities except as part of the tender offers. “The prohibition applies from the time of public announcement of the tender offer until the tender offer expires.” The support agreements were entered into prior to the public announcement of the offers. Moreover, the support agreements do not give the parties to those agreements any rights to enter into any transactions with the Company with respect to their Outstanding 3.25% Notes except as part of the Tender/Exchange

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Offers, subject to the same terms and conditions and timing as other participants in the Tender/Exchange Offers. The Staff has recognized the legitimate business reasons for these types of lock-up agreements in C&DI 139.29. The Company’s Outstanding 3.25% Notes are not widely held or traded. Nevertheless, the Company wanted to make the offer available to all holders on the same terms. Given the time and expense associated with a tender offer, however, and the concentration of ownership, it was important for the Company to be able to have discussions with key note holders and obtain agreements from those note holders prior to public announcement of an offer for the Outstanding 3.25% Notes. As discussed below, the Company conducted those discussions and obtained those agreements in reliance on and in conformity with C&DI 139.29. The Company’s disclosure has been revised to provide more detail on the support agreements, and the relevant forms of agreement have been filed as exhibits to the Company’s Schedule TO Amendment.

10.	Comment: Please advise us of the identities and number of holders who agreed to subscribe for a total of 21,802 Units in the Rights Offering and the “certain conditions” to which their commitments are subject. Further, clarify whether the holders are able to revoke and/or withdraw their subscriptions in the same manner as other tendering holders. We may have further comment.

Response: The Company has received support agreements from five affiliated entities, Liberty Harbor Master Fund I, L.P., Liberty Harbor Distressed Credit Opportunities Fund, L.P., Goldman Sachs Palmetto State Credit Fund, L.P., Goldman Sachs TC Master Partnership, L.P., and Goldman Sachs Convertible Opportunities Master Fund, L.P. (the “Liberty Harbor/Goldman Sachs Investors”) to purchase not less than 19,179 Units in the Rights Offering. The Liberty Harbor/Goldman Sachs Investors have consented to disclosure to the Staff of their identity and the number of Units they have agreed to purchase. In addition the Company received an agreement from one other institutional holder of the Outstanding 3.25% Notes to purchase Units in the Rights Offering. The Company has agreed to not disclose the identity or amount subscribed for by this note holder without seeking confidential treatment from the SEC. The agreements are subject to consummation of the Exchange Offer and Rights Offering and there not being a material adverse change in the Company’s results of operations, properties, assets, liabilities or condition (financial or otherwise). The agreements terminate not later than April 1, 2012 and are also terminable if the Company violates certain representations, warranties and covenants contained in the agreements. The parties are able to revoke and/or withdraw their subscriptions in the same manner as others subscribers in the Rights Offering, subject in certain cases to possible claims by the Company for breach of their agreements.

11.	Comment: We advise you that the security holders who have entered into commitments with you regarding the disposition of their securities in the tender offer are required to comply with Section 13(d) of the Exchange Act. Please advise these security holders that they may have an obligation to file an amendment to their beneficial ownership reports reporting the commitment and including the relevant agreement as an exhibit to the disclosure Schedule.

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Response: The Company has advised these security holders that they may have an obligation to file an amendment to their beneficial ownership reports to comply with Section 13(d) of the Exchange Act. Please note, however, that none of these security holders have previously filed reports on Form 13D and the New Notes are not convertible into equity securities.

Summary of the Tender/Exchange Offers, page 1

The Exchange Offer

12.	Comment: Revise the disclosure in the italicized paragraph at the beginning of this section to eliminate the statement that the summary may not contain all of the information that is important to a security holder’s consideration of the proposed transactions. See Item 1001 of Regulation M-A, which requires that the Summary Term Sheet contain the “most material terms of the proposed transaction.”

Response: The Company has revised the disclosure in the italicized paragraph to eliminate the statement that the summary may not contain all of the information that is important to a security holder’s consideration of the proposed transactions.

13.	Comment: We note the disclosure that in order to participate in the Exchange Offer, holders of Outstanding 3.25% Notes must tender a minimum principal amount of $3000 of the Outstanding Notes. Since this will not allow holders of notes in amounts that are not integral multiples of $3000 to participate in the offer, it does not appear to comply with Rule 13e-4(f)(8)(i). Further, since participation in the Exchange Offer is required for participation in the Rights Offering, it has an impact on the Rights Offering also. Please revise your offer to comply with Rule 13e-4(f)(8)(i).

Response: The Outstanding 3.25% Notes are issued in minimum denominations of $1,000. The New Notes will be issued in a minimum denomination of $2,000, and integral multiples of $1,000 thereafter. The minimum was set at $3,000 because this is the lowest amount a holder with Outstanding 3.25% Notes in $1,000 denominations could own to receive a New Note with a minimum denomination of $2,000 given the exchange ratio. Note holders who hold notes in any amount of $3,000 or more will be able to participate in the Exchange Offer even though those notes are not in integral multiples of $3,000. The New Notes will be issued (after the first $2,000) in integral multiples of $1,000 and an exchanging holder of Outstanding 3.25% Notes would receive New Notes rounded down to the nearest $1,000 increment and cash for any fractional interest. The number of holders with $3,000 or less of Outstanding 3.25% Notes is de minimis and the $1,000 increments are customary for global securities. Holders of $3,000 or less in Outstanding 3.25% Notes will be able to tender all of their interests for cash in the tender offer.

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The Tender Offers

14.	Comment: We note that the tender offers are conditioned on the commitments to participate not having expired or been terminated. Tell us whether you have agreed to exchange the Notes subject to the commitments prior to those tendered by other security holders.

Response: The Company has not agreed to exchange any Outstanding 3.25% Notes subject to the support agreements prior to the exchange of all Outstanding 3.25% Notes pursuant to the offer.

15.	Comment: Please advise us of whether and if so, how, the filing persons considered SEC staff interpretative guidance prior to obtaining commitments from certain holders prior to the filing of the registration statement. Refer to Compliance and Disclosure Interpretation 139.29, Securities Act Section available at

http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response: The Company considered C&DI 139.29 prior to obtaining support agreements from certain holders and prior to the filing of the registration statement. The support agreements are signed only by accredited investors; the persons signing the support agreements collectively own less than 100% of the particular series of notes; a tender offer is being made to all holders of the particular series of notes; and all holders eligible to participate in the exchange are being offering the same amount and form of consideration.

Conditions to the Tender/Exchange Offers

16.	Comment: It appears that unless there are proceeds remaining from the Rights Offering following your acceptance of as many of the Outstanding 3.25% Notes tendered as possible, you will not purchase any Outstanding 8.5% Notes. This effectively acts as a financing condition on the offer to purchase the Notes. Revise your disclosure to clarify this point.

Response: The Company has revised its disclosure to clarify that unless there are proceeds remaining from the Rights Offering after its acceptance of the Outstanding 3.25% Notes tendered, it will not purchase any Outstanding 8.50% Notes.

17.	Comment: It is our position that a material change in the offer occurs when the offer becomes financed, e.g., financing is obtained or the financing condition is otherwise satisfied, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing condition. Refer to Exchange Act Release No. 34-24296 (April 3, 1987). Please advise of your intent in this regard. Also, please confirm that upon the filing of an amendment disclosing the material change related to the fulfillment of the financing condition, the company will promptly disseminate disclosure of the material change in accordance with Rule 13e-4(f)(3).

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Response: The Company will keep the Outstanding 8.50% Notes Tender Offer open for at least five business days after filing an amendment disclosing the amount of cash available to fund the Outstanding 8.50% Notes Tender Offer or extend the offer as necessary to comply with Rule 13e-4(f)(3), and will promptly disseminate the disclosure of this change in accordance with Rule 13e-4(f)(3). In order to facilitate keeping the Outstanding 8.50% Notes Tender Offer open for at least five business days after the filing of this amendment, the Company has provided in the Registration Statement Amendment for a separate expiration date for the Outstanding 8.50% Notes Tender Offer (the “8.50% Tender Expiration Date”) which is seven business days after the scheduled expiration date for the Exchange Offer, Rights Offering and Outstanding 3.25% Notes Tender Offer. The Company has also provided that any extension of the expiration date for the Exchange Offer, Rights Offering and Outstanding 3.25% Notes Tender Offer will result in an extension of the Outstanding 8.50% Notes Tender Offer such that such offer will expire not less than five business days after expiration of the Rights Offering.

18.	Comment: We note the condition that the commitments you have received from certain holders of Outstanding Notes not be terminated or expired. All conditions to a tender offer must be outside the control of the bidder. Disclose the reasons that such expiration or termination is beyond the control of the bidder.

Response: The support agreements terminate if the Exchange Offer is not consummated by at the latest April 1, 2012, and the exchange support agreements are conditioned on there not being a material adverse change in the results of operations, properties, assets, liabilities or condition (financial or otherwise) of the Company, each of which is beyond the control of the Company.

19.	Comment: You refer to the ongoing right to assert conditions at any time and “from time to time.” Please revise to clarify that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to “from time to time.”

Response: The registration statement has been amended to clarify that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to “from time to time.”

20.	Comment: When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language on page 137 seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Page 14	February 24, 2012

Response: The language at page 137 has been modified to eliminate this implication. This confirms the Company’s understanding that, when a condition is triggered and the Company decides to proceed with the offer anyway, the Commission believes that decision constitutes a waiver of the triggered condition, which depending on materiality, may require the Company to extend the offer and re-circulate new disclosure to security holders.

Selected Financial Information, page 36

21.	Comment: We see that you have provided pro forma financial information for the fiscal year ended September 25, 2011 and the thirteen weeks ended December 25, 2011 assuming the transaction amounts resulting from the Outstanding 3.25% Notes Tender Offer, Exchange Offer and Rights Offering equal the commitments to participate as agreed to by certain holders of Outstanding 3.25% Notes prior to the commencement of the Tender/Exchange Offers and the Rights Offering. However, we note on pages 1 – 22 that additional amounts in excess of the amounts committed and assumed here could be tendered and exchanged and therefore could lead to a range of possible results from the Outstanding 3.25% Notes Tender Offer, Exchange Offer and Rights Offering. Please refer to Rule 11- 02(b)(8) of Regulation S-X which indicates that if the transaction is structured in such a manner that significantly different results may occur, pro forma presentations shall be made which give effect to the range of possible results. Please tell us how you considered that guidance in your current pro forma presentation, or revise the filing to comply.

Response: The Outstanding 3.25% Notes Tender Offer, Exchange Offer and Rights Offering was structured by the Company in an effort to retire a significant portion of its $76.2 million Outstanding 3.25% Notes. As disclosed in the Registration Statement Amendment, the Company had support agreements by certain holders of Outstanding 3.25% Notes representing $62.6 million, or approximately 82%, of the Outstanding 3.25% Notes. The Company considered Rule 11-01(a)(8) and Rule 11-02(b)(8) of Regulation S-X in determining the form and content of the pro forma presentation. The Company concluded that, although there are other potential scenarios that could result from the transaction, any additional scenarios are dependent upon participation by holders of the remaining Outstanding 3.25% Notes and that management does not have a more reasonable or factually supported basis to determine the rate of participation beyond the existing support agreements. The Company deemed use of the support agreements, which represent a significant portion of the Outstanding 3.25% Notes, to present the most reasonably expected impact of the transaction on the Company’s financial statements and that the impact of any participation by holders in excess of the support agreements, and thus presenting additional pro forma scenarios, would not result in more useful information for the investor and would present the Company in a more favorable pro forma position than the base case.

22.	Comment: Please tell us how your current presentation of limited financial statement captions, including pro forma interest expense, pro forma net loss, pro forma diluted net loss per share and pro forma shareholders’ equity complies with Rule 11-02(b)(1) of Regulation S-X which requires the presentation of a pro forma condensed balance sheet and statements of income.

Page 15	February 24, 2012

Response: Regarding the pro forma information, the Company provided the pro forma line items that it believes are material to note holders in connection with the Exchange Offer when considering Rule 11-01(a)(8) of Regulation S-X. The Company does not believe that a full set of Article 11 pro forma financial information is necessary, or would provide any additional relevant information to the investor, because the pro forma adjustments only affect a few select financial statement line items.

23.	Comment: We note you indicated herein that the pro forma financial information for both the Exchange Offer and the Outstanding 3.25% Notes Tender Offer assumed the exchanges were a substantial debt modification and you applied debt extinguishment accounting. Please describe for us how you concluded that debt extinguishment accounting will be appropriate for the exchange offers based on the guidance at FASB ASC 470-50-40, including paragraphs 10 through 12 thereof. Please reference the authoritative U.S. GAAP that supports the calculations of your pro forma debt extinguishment gain adjustment amounts.

Response: The Company determined that debt extinguishment was appropriate because, based on the guidance in FASB ASC 470-50-40, including paragraphs 10 through 12, and FASB ASC 470-20-40, paragraphs 7 through 9, the New Notes are substantially different from the Outstanding 3.25% Notes. The Company arrived at this conclusion based on the following:

•	The Outstanding 3.25% Notes included a cash conversion feature that is not available to the holders of the New Notes.

•	The Outstanding 3.25% Notes included non-cash conversion features that the New Notes do not have.

•	There is a significant difference in the effective interest rates of the Outstanding 3.25% Notes and New Notes per the terms of the notes and effective interest rates on similar nonconvertible notes.

Accordingly, the Company concluded that debt extinguishment accounting was appropriate for the Tender/Exchange Offers. To determine the impact of extinguishment on the financial statement line items, the Company followed the guidance in FASB ASC 470-20-40-19 and 470-20-40-20 which describes how to allocate the consideration transferred and transaction costs incurred for the extinguishment of debt instruments with cash conversion options between the liability component and the reacquisition of the equity component (FSP APB14-1, paragraph 20).

Capitalization, page 126

24.	Comment: Please remove your line item for cash and cash equivalents since this is not part of your capitalization.

Response: The Company believes it is useful to the investor to disclose the change in cash and cash equivalents as it is receiving cash proceeds from the issuance of New Notes and Warrants and using cash and cash equivalents in connection with the tender of

Page 16	February 24, 2012

Outstanding 3.25% Notes and payment of issuance costs. Additionally, the Company has no obligation in the Tender/Exchange Offers to use excess cash proceeds to retire debt. However, in response to the Staff’s comment, the Company has revised the disclosure to denote that the table sets forth the Company’s cash and cash equivalents and its capitalization as of December 25, 2011.

25.	Comment: Please expand footnote D to include sufficient detail to enable readers of the document to determine how you calculated the $11,192 adjustment amount to shareholders’ equity.

Response: Footnote D has been modified in the Registration Statement Amendment to include a table providing detail to support calculation of the $11,192 adjustment amount to shareholders’ equity.

Commitments to Participate in the Tender/Exchange Offers, page 137

26.	Comment: Provide all of the disclosure required by Item 1011(a) of Regulation M-A with respect to the commitments to participate. Pursuant to Item 1016(d) of Regulation M-A file any written agreements you have entered into in connection with the commitments.

Response: The parties to the support agreements are not executive officers, directors, controlling persons or subsidiaries of the Company. The Company has filed the forms of support agreements as exhibits to the Registration Statement Amendment and has provided additional disclosure regarding the terms of these agreements and the number of parties entering into such agreements.

Source of Funds, page 137

27.	Comment: Please disclose whether there are alternate sources of financing if the primary financing plans fall through. If there are none, revise to so state. Refer to Item 7 of SCH TO and Item 1007(b) of Regulation M-A.

Response: There are no alternate sources of financing for the cash tender offers if funds are not raised in the Rights Offering. Clarifying disclosure has been added.

Description of the New Notes, page 185

28.	Comment: We note the references to Guarantors of the New Notes throughout the filing and the description of the New Notes and the New Note Guaranties beginning on page 185. We also see on page 186 you indicate that “none of your subsidiaries (other than future Domestic Subsidiaries that are wholly owned Restricted Subsidiaries of HTI and Restricted Subsidiaries of HTI that in the future guarantee or otherwise provide credit support for (other than by granting Liens on its assets) Priority Lien Obligations) will guarantee the New Notes or grant liens on their assets to secure the new Notes.” Please clarify for us whether the New Notes are guaranteed and, if so, by whom.

Page 17	February 24, 2012

Response: The New Notes are not guaranteed and the Company does not presently anticipate that they will be guaranteed. If, however, the Company forms a new wholly owned domestic subsidiary or agrees to make certain subsidiaries guarantors of the Company’s senior secured credit facilities in the future, the New Notes will in the future be guaranteed by those subsidiaries as provided in the indenture.

29.	Comment: Further, tell us how you considered these guarantees in your analysis of your reporting requirements under Rule 3-10 of Regulation S-X and discuss the conclusions of that analysis.

Response: Since there are no present guarantors of the New Notes, there are no financial statements of a guarantor required under Rule 3-10 of Regulation S-X. If there are guarantors in the future, the Company will analyze the reporting requirements under Rule 3-10 of Regulation S-X and comply with the reporting requirements.

Material United States Federal Income Tax Consequences, page 257

30.	Comment: Please unequivocally state what the tax consequences will be, not what they “should” be or “generally” are. If you are unable to provide an unequivocal statement, for each material tax consequence where uncertainty exists, please disclose (1) the reason for the uncertainty, (2) the degree of the uncertainty, (3) the possible alternatives and (4) the risks to investors, including appropriate risk factor disclosure. Please apply this comment to your disclosures regarding tax issues throughout the prospectus. For guidance, refer to Section III.C of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response: The Material United States Federal Income Tax Consequences have been revised to remove certain equivocal statements and to clarify when other equivocal statements reflect the opinion of counsel that a material tax consequence is uncertain. In the latter situation, additional or revised disclosure has been inserted where appropriate consistent with Staff Legal Bulletin 19.

31.	Comment: We note that several times in your disclosure you state that the company “intends to take the position” that a certain event will constitute a particular tax consequence. Please note that the tax treatment of these events represents material tax consequences upon which tax counsel is required to opine. Please revise accordingly.

Response: The Material United States Federal Income Tax Consequences have been revised to clarify that tax counsel is opining on material tax consequences.

Page 18	February 24, 2012

If we can facilitate the Staff’s review of the Registration Statement Amendment or the Schedule TO Amendment, or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 766-8705, Peggy Steif Abram at (612) 766-8509 or Alyn Bedford at (612) 766-7342. Thank you for your time and consideration.

Very truly yours,

FAEGRE BAKER DANIELS LLP

David M. Vander Haar

cc:	Mary Beth Breslin, Senior Counsel

Julia Griffith, Special Counsel, Office of Mergers & Acquisitions

David P. Radloff

Peggy Steif Abram

Alyn Bedford